Bank of America Corporation	Merrill Lynch - Alternative Investments LLC 1200 Merrill Lynch Drive (1B) Pennington, New Jersey 08534

March 19, 2012

Kevin Woody
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	Systematic Momentum FuturesAccess LLC
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 15, 2011
File No. 000-52505

Dear Mr. Woody:

Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of Systematic Momentum FuturesAccess LLC (the “Fund”), thanks you for your letter of March 1, 2012, providing comments to the above-referenced filing.  On behalf of the Fund, MLAI has reviewed your comment and has provided a response below.  For your convenience, we have included your comment below in bold with the corresponding response.

Form 10-K

Exhibit 13.01

General

1.
We note your response to our prior comment one. We are unable to agree with your basis for concluding that the aggregate income you receive from all underlying funds is the appropriate denominator. We believe that net income should be the denominator used in your income test calculation.  Please amend your filing to include Rule 3-09 financial statements for Winton and BlueTrend.

The Fund continues to believe that using the aggregate income from all underlying funds as the denominator for purposes of the income test results in the most accurate result for any given subsidiary, but based on discussions with the staff will use the net income of the Fund in the denominator on a going forward basis and in addition will file an amendment to its Form 10-K for 2010 to include the financial statements of ML BlueTrend FuturesAccess LLC and ML Winton FuturesAccess LLC.

Mr. Kevin Woody
March 19, 2012

In connection with your comment letter and the filing noted above, the Fund acknowledges the following:

1.	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Barbra Kocsis
Barbra E. Kocsis

cc:	Mark Borrelli